FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 29, 2013

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 4672837, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. announces third quarter results”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: November 29, 2013

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES THIRD QUARTER RESULTS

HERZLIYA, Israel, November 29, 2013 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the third quarter ended September 30, 2013.

Revenues from fixed income real estate totaled $3.4 million for the quarter ended September 30, 2013, compared to revenues of $3.4 million for the second quarter of 2013 and $3.3 million for the third quarter of 2012.

Net income for the third quarter ended September 30, 2013 was $328,000 or $0.09 per basic and diluted share, compared to a net income of $619,000 or $0.16 per basic and diluted share for the Second quarter of 2013 and to a net income of $464,000 or $0.12 per basic and diluted for the third quarter of 2012.

For the nine months ended September 30, 2013, revenues totaled $10.2 compared with $10.2 million for the nine months ended September 30, 2012. Net income was $1.2 million or $0.32 per basic and diluted share, compared to a net income of $1.1 million or $0.28 per basic and diluted share for the nine months ended September 30, 2012.

Weighted average shares outstanding used in the calculation for the periods were approximately 3.8 million basic and diluted shares.

As of September 30, 2013, we had cash, cash equivalents, restricted cash and other financial investments, net, of $18.3 million, and shareholders' equity of $70.2 million, compared with $17.6 million, and $67.4 million, respectively, as of June 30, 2013.

Commenting on the quarter, CEO of Optibase, Amir Philips, said, “We are pleased with our year to date operating results and the relative stability in our portfolio despite a challenging leasing environment. We hope we can maintain this stability going into the fourth quarter and into 2014, though this may be a challenge. We have recently completed yet another transaction in the Miami area, which we hope will close by this end of the year, subject to our shareholders’ approval on the annual general meeting to be held on December 19, 2013, and we believe this transaction will continue improving our assets portfolio and bring added value to our shareholders".

OPTIBASE REPORTS/2

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and in Miami, Texas and Philadelphia, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

OPTIBASE REPORTS/3
Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended September 30, 2013

	Nine months ended		Three months ended
	September 30	September 30	September 30	September 30
	2013	2012	2013	2012
	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited

Fixed income real estate rent	10,248	10,227	3,409	3,309

Cost and expenses:
Cost of real estate operation	1,583	1,464	518	459
Real estate depreciation and amortization	2,434	1,915	837	628
General and administrative	1,156	1,565	372	638
Total cost and expenses	5,173	4,944	1,727	1,725

Operating income	5,075	5,283	1,682	1,584

Equity share in losses of associates, net	(76)	-	(31)	-
Financial expenses and other, net	(711)	(1,200)	(558)	(167)

Income before taxes on income	4,288	4,083	1,093	1,417
Taxes on income	(1,390)	(1,242)	(346)	(370)

Net income	2,898	2,841	747	1,047

Net income attributable to non-controlling interests	1,672	1,762	419	583
Net income attributable to Optibase LTD	1,226	1,079	328	464

Net income per share:
Basic and Diluted	$0.32	$0.28	$0.09	$0.12

Number of shares used in computing (*)
Earning per share
Basic	3,822	3,818	3,822	3,819
Diluted	3,825	3,819	3,827	3,820

Amounts in thousands

OPTIBASE REPORTS/4
Condensed Consolidated Balance Sheets

	September 30, 2013 Unaudited	December 31, 2012 Audited

Assets
Current Assets:
Cash and cash equivalents	18,164	19,142
Restricted cash	141	134
Trade receivables	316	148
Other accounts receivables and prepaid expenses	250	217
Assets related to discontinued operations	675	980
Total current assets	19,546	20,621

Long term investments	7,895	8,043

Real Estate Property, net	199,516	194,826
Other assets, net	1,253	1,392
Total property and other assets	200,769	196,218

Total assets	228,210	224,882

Liabilities and shareholders' equity
Current Liabilities:
Current maturities of long term loans	2,625	2,597
Accrued payable and accrued expenses	4,874	3,476
Liabilities related to discontinued operations	2,235	2,563
Total current liabilities	9,734	8,636

Long term liabilities:
Deferred tax liabilities	15,556	15,262
Land lease liability, net	7,280	7,290
Other long term liabilities	1,830	2,844
Long term loans, net of current maturities	123,650	124,298
Total long term liabilities	148,316	149,694

Total shareholders’ equity of Optibase Ltd	49,150	47,474
Non-controlling interests	21,010	19,078
Total shareholders' equity	70,160	66,552

Total liabilities and shareholders’ equity	228,210	224,882

Amounts in thousands